UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2026

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐      No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: August 10, 2026

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

 CAMTEK ANNOUNCES RESULTS
FOR THE SECOND QUARTER OF 2026

Q2 record revenues of $133.2 million; Expects more than 30% growth in H2-26 vs. H1-26 and further growth into 2027

MIGDAL HAEMEK, Israel – August 10, 2026 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the second quarter ended June 30, 2026.

2026 Second Quarter Financial Highlights

•	Record revenues of $133.2 million, a 10% QoQ increase;
•	GAAP gross margin of 50.1% and non-GAAP gross margin of 51.4%;
•	GAAP operating income of $27.2 million and non-GAAP operating income of $36.0 million, representing operating margins of 20.4% and 27%, respectively;
•	GAAP net income of $23.3 million and non-GAAP net income of $39.4 million; GAAP diluted EPS of $0.46 and non-GAAP diluted EPS of $0.78; and
•	Completed the Visual Layer acquisition

Forward-Looking Expectations

Management expects third-quarter revenue to be in the range of $158 million to $160 million, representing an exceptional 20% sequential increase over the second quarter.
Given our strong order momentum and record backlog, management expects more than 30% growth in H2-26 vs. H1-26 followed by continued growth into 2027.

Management Comment

Rafi Amit, Camtek’s CEO commented, “I am very pleased with the second quarter results which set a record revenue for us. Since the beginning of 2026, we have experienced a significant acceleration in order intake, bringing total orders received year-to-date to more than $600 million, with deliveries scheduled throughout the remainder of 2026 and into 2027.

This exceptional level of order intake, combined with our leadership position in the Advanced Packaging (AP) segment, has significantly improved our business visibility and is expected to drive a very strong second half, with our AP revenue to grow approximately 70% between the first and fourth quarters of 2026.

Concluded Mr. Amit, “Our product development roadmap is closely aligned with the technology roadmaps of the industry's leading customers. Combined with our deep customer engagement, expanding product portfolio, and proven execution, positions us to penetrate new process steps and applications, giving us strong confidence in our ability to deliver sustained growth in the years ahead.”

Second Quarter 2026 Financial Results

Revenues for the second quarter of 2026 were $133.2 million. This compares to second quarter 2025 revenues of $123.3 million, a year-over-year growth of 8%.

Gross profit on a GAAP basis in the quarter totaled $66.7 million (50.1% of revenues), an increase of 7% compared to $62.6 million (50.8% of revenues) in the second quarter of 2025.

Gross profit on a non-GAAP basis in the quarter totaled $68.5 million (51.4% of revenues), an increase of 7% compared to $64.0 million (51.9% of revenues) in the second quarter of 2025.

Operating income on a GAAP basis in the quarter totaled $27.2 million (20.4% of revenues), a decrease of 15% compared to $32.0 million (25.9% of revenues) in the second quarter of 2025.

Operating income on a non-GAAP basis in the quarter totaled $36.0 million (27.0% of revenues), a decrease of 4% compared to $37.4 million (30.3% of revenues) in the second quarter of 2025.

Net income on a GAAP basis in the quarter totaled $23.3 million, or $0.46 per diluted share, a decrease of 31% compared to net income of $33.7 million, or $0.69 per diluted share, in the second quarter of 2025.

Net income on a non-GAAP basis in the quarter totaled $39.4 million, or $0.78 per diluted share, an increase of 2% compared to a non-GAAP net income of $38.8 million, or $0.79 per diluted share, in the second quarter of 2025.

Cash and cash equivalents, short-term and long-term deposits, and marketable securities, as of June 30, 2026, were $815.8 million compared to $849.7 million as of March 31, 2026. During the second quarter, the Company generated an operating cash flow of $12.2 million.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, on August 10, 2026, at 09:00 ET (16:00 Israel time). Rafi Amit, CEO, Moshe Eisenberg, CFO, and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call:
https://us06web.zoom.us/webinar/register/WN_a_Na02dbSo-7hZ5je-P39g

For those wishing to listen via phone, following registration, the dial in link will be sent. For any problems in registering, please email Camtek’s investor relations a few hours in advance of the call.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industries’ leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expectations and statements relating to our future earnings and guidance, the compound semiconductors market and our position in this market. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to,  risks related to the ongoing hostilities in the Middle East; the impact of disruptions to global shipment and supply chain, including but not limited to increased risk and disruption around the Strait of Hormuz, and broader impacts on energy and freight markets; the continued demand  and future contribution of HBM and Chiplet applications and devices to the Company business resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes; risks related to fluctuations in foreign currency exchange rates; and those other factors discussed in our Annual Report on Form 20-F as published on March 19, 2026, as well as other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; (ii) acquisition related expenses and (iii) one-time tax expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release. The results reported in this press-release are preliminary unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

CAMTEK LTD. and its subsidiaries
Condensed Interim Consolidated Balance Sheets (Unaudited)

(In thousands)

	June 30,	December 31,
	2026	2025
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	215,229	177,848
Short-term deposits	327,440	411,450
Marketable securities	87,695	78,862
Trade accounts receivable, net	153,921	90,829
Inventories	99,816	112,202
Other current assets	40,318	25,804

Total current assets	924,419	896,995

Marketable securities	185,473	182,941
Long-term inventory	16,979	15,569
Deferred tax asset, net	11,661	12,933
Other assets, net	1,802	1,881
Property, plant and equipment, net	59,359	55,090
Right of use assets, net	9,968	10,017
Intangible assets, net	16,654	10,062
Goodwill	112,737	74,345

Total non-current assets	414,633	362,838

Total assets	1,339,052	1,259,833

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	48,402	33,676
Other current liabilities	76,936	73,749

Total current liabilities	125,338	107,425

Long-term liabilities
Deferred tax liabilities, net	-	1,261
Other long-term liabilities	15,054	14,311
Convertible notes	488,497	519,833
Total long-term liabilities	503,551	535,405

Total liabilities	628,889	642,830

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2026 and at December 31, 2025;
48,760,553 issued shares at June 30, 2026 and 47,920,509 at December 31, 2025;
46,668,177 shares outstanding at June 30, 2026 and 45,828,133 at December 31, 2025	181	178
Additional paid-in capital	272,741	231,892
Accumulated other comprehensive income (loss)	(2,355)	287
Retained earnings	441,494	386,544
	712,061	618,901
Treasury stock, at cost (2,092,376 shares as of June 30, 2026 and December 31, 2025)	(1,898)	(1,898)

Total shareholders' equity	710,163	617,003

Total liabilities and shareholders' equity	1,339,052	1,259,833

CAMTEK LTD. and its subsidiaries
Condensed Interim Consolidated Statement of Income (unaudited)

(in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2026	2025	2026	2025	2025
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	254,902	241,955	133,243	123,317	496,072
Cost of revenues	127,271	118,780	66,541	60,706	245,755

Gross profit	127,631	123,175	66,702	62,611	250,317

Operating expenses:
Research and development	31,007	21,836	16,684	11,474	48,345
Selling, general and administrative	42,131	36,665	22,791	19,163	73,769
Total operating expenses	73,138	58,501	39,475	30,637	122,114

Operating income	54,493	64,674	27,227	31,974	128,203

Financial income, net	15,126	10,375	6,977	4,942	25,064
Other expenses	-	-	-	-	(100,932)

Income before income taxes	69,619	75,049	34,204	36,916	52,335

Income tax expense	(14,669)	(7,043)	(10,899)	(3,221)	(1,613)

Net income	54,950	68,006	23,305	33,695	50,722

Earnings per share information:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2026	2025	2026	2025	2025
	U.S. dollars		U.S. dollars		U.S. dollars
Basic net earnings per share (in US dollars)	1.18	1.49	0.50	0.74	1.11

Diluted net earnings per share (in US dollars)	1.09	1.39	0.46	0.69	1.04

Weighted average number of
ordinary shares outstanding:

Basic	46,496	45,622	46,643	45,682	45,703

Diluted	51,433	49,306	51,520	49,327	49,970

CAMTEK LTD. and its subsidiaries
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2026	2025	2026	2025	2025
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	54,950	68,006	23,305	33,695	50,722
Acquisition-related expenses (1)	4,059	1,300	3,570	650	2,801
One-time Tax expenses	7,700	-	7,700	-	-
Loss from extinguishment of Capital Notes (2)	-	-	-	-	88,682
Share-based compensation	7,995	8,203	4,873	4,493	16,819
Non-GAAP net income	74,704	77,509	39,448	38,838	159,024

Non–GAAP net income per diluted share	1.48	1.57	0.78	0.79	3.26
Gross margin on GAAP basis	50.1%	50.9%	50.1%	50.8%	50.4%
Reported gross profit on GAAP basis	127,631	123,175	66,702	62,611	250,317
Acquisition-related expenses (1)	1,707	1,220	1,097	610	2,895
Share-based compensation	1,139	1,344	687	763	2,806
Non- GAAP gross profit	130,477	125,739	68,486	63,984	256,018
Non-GAAP gross margin	51.2%	52.0%	51.4%	51.9%	51.6%

Reported operating income attributable to Camtek Ltd. on GAAP basis	54,493	64,674	27,227	31,974	128203
Acquisition-related expenses (1)	4,620	1,856	3,928	928	4,000
Share-based compensation	7,995	8,203	4,873	4,493	16,819
Non-GAAP operating income	67,108	74,733	36,028	37,395	149,022

(1)          During the six-month period ended June 30, 2026, the Company recorded acquisition-related expenses of $1.3 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.5 million. This amount is recorded under cost of revenues line item. (2) $1.2 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $0.2 million of compensation-related expenses recorded under research and development expenses line item. (4) $0.1 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (5) $2.6 million one-time M&A expenses recorded under G&A line item. (6) $0.6 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended June 30, 2026, the Company recorded acquisition-related expenses of $0.8 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.5 million. This amount is recorded under cost of revenues line item. (2) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $0.2 million of compensation-related expenses recorded under research and development expenses line item. (4) $0.1 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (5) $2.6 million one-time M&A expenses recorded under G&A line item. (6) $0.4 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the six-month period ended June 30, 2025, the Company recorded acquisition-related expenses of $1.3 million, consisting of: (1) $1.2 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.6 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.6 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended June 30, 2025, the Company recorded acquisition-related expenses of $0.6 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.3 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the year ended December 31, 2025, the Company recorded acquisition-related expenses of $2.8 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.5 million. This amount is recorded under cost of revenues line item. (2) $2.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $1.1 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $1.2 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

(2)          During the year ended December 31, 2025, the Company recorded a loss of $88.7 million, consisting of: (1) $100.9 million from the extinguishment of Capital Notes recorded under the other expenses line item.  (2) $12.3 million tax benefit recorded under the income tax benefit line item.